                       Securities and Exchange Commission

                            Washington, D.C.  20549

                                   Form N-54A

             NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55
                THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
                   FILED PURSUANT TO SECTION 54(a) OF THE ACT



         The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of Section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of Sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name:    Access Capital Strategies Community Investment Fund, Inc. (the
"Company")

Address of Principal Business Office (No. & Street, City, State, Zip Code):

         Access Capital Strategies LLC
         124 Mt. Auburn Street, Suite 200N
         Cambridge, Massachusetts 02138

Telephone Number (including Area Code):  617-576-5858

Name and address of agent for service of process:

         The Corporation Trust Incorporated
         32 South Street
         Baltimore, Maryland 21202

[X]      The Company has filed a registration statement for a class of equity securities pursuant to Section 12 of the Securities Exchange Act of 1934 ("1934 Act"). File Number under the 1934 Act: [_____________]

         The undersigned Company certifies that it is a closed-end company organized under the laws of Maryland (state) and with its principal place of business in Massachusetts (state); that it will be operated for the purpose of making investments in securities and described in Section 55(a)(1) through (3) of the Act; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

         Pursuant to the requirements of the Act, the undersigned has caused this notification of election to be subject to Sections 55 through 65 of the Act to be duly signed on its behalf in the city of Boston and state of Massachusetts on the 22nd day of May, 1997.


                    Signature   /s/ David F. Sand
                             --------------------------------------------------
                               Access Capital Strategies Community Investment Fund, Inc.

                              By:      /s/ David F. Sand
                                   --------------------------------------------
                                  (Name of director, officer or general
                                   partner signing on behalf of the Company)





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